UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission File Number: 001-38487

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORIGIN BANCORP, INC.
500 SOUTH SERVICE ROAD EAST
RUSTON, LOUISIANA 71270

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
Origin Bancorp, Inc. Employee Retirement Plan
Ruston, Louisiana
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Origin Bancorp, Inc. Employee Retirement Plan (the Plan) (formerly Origin Bancorp, Inc. Employee Stock Ownership Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB.Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplementary Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BKD, LLP
We have served as the Plan’s auditor since 2016.

Little Rock, Arkansas
June 25, 2019

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2018 and 2017

ASSETS	2018	2017
Investments, at fair value:
Company stock	$39,179,540	$34,991,312
Mutual funds	19,460,187	18,619,713
Total investments	58,639,727	53,611,025

Receivables:
Company contributions	—	37,710
Participant contributions	2,000	107,413
Dividends receivable	—	37,409
Notes receivable from participants	372,321	315,857
Total receivables	374,321	498,389

Cash	—	87,360
Total assets	$59,014,048	$54,196,774

LIABILITIES
Accrued liabilities	$—	$2,712
Excess contributions payable	—	26,448
Total liabilities	—	29,160

Net assets available for benefits	$59,014,048	$54,167,614

The accompanying notes are an integral part to these financial statements.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Additions to net assets:	Year Ended December 31, 2018
Investment income:
Net appreciation in fair value of investments	$2,694,610
Interest and dividends from mutual funds	698,375
Dividends from Company stock	150,611
Total investment income	3,543,596

Interest income on notes receivable from participants	15,094
Contributions:
Company	1,337,918
Participant	3,639,478
Rollover	878,436
Total contributions	5,855,832
Total additions	9,414,522

Deductions from net assets:
Distributions to participants	4,546,563
Administrative expenses	21,525
Total deductions	4,568,088
Net increase in net assets available for benefits	4,846,434
Net assets available for benefits:
Beginning of year	54,167,614
End of year	$59,014,048

The accompanying notes are an integral part to this financial statement.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements

Note 1 - Plan Description and Basis of Presentation
The following brief description of the Origin Bancorp, Inc. Employee Retirement Plan (the "Plan") (formerly, the Origin Bancorp, Inc. Employee Stock Ownership Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information.
General
Origin Bancorp, Inc. (the "Company" or "Plan Sponsor") established the Plan effective as of January 1, 1992. The Plan is a defined contribution benefit plan. On November 1, 2018, the Company amended and restated its Employee Stock Ownership Plan as the Retirement Plan, a profit-sharing plan that allows contributions under section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Prior to the amendment and restatement, the Plan was designed to comply with Section 4975(e)(7) and the regulations therein of the IRC. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by a Retirement Committee comprised of Company executive management and outside advisers.
Eligibility
Employees of the Company and its wholly owned subsidiaries are generally eligible to participate in the Plan after being employed 25 days and meeting certain other requirements and employment classification criteria. Prior to the November 1, 2018, Plan amendment, full- and part-time employees who had attained the age of 19 were eligible to participate in the Plan after completing three months of service.
Plan Termination
The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the participant becomes 100% vested in Company contributions and the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. The loans are measured at the unpaid principal balance, plus accrued but unpaid interest. The Plan does not place loans on non-accrual status, as the loan repayments are set up as automatic deductions through payroll that continue until either the loan is repaid or the participant terminates employment. Loan payments may be suspended during a participant's leave of absence and automatic deductions will resume upon conclusion of a leave of absence. In instances where employment is terminated and the loan is not paid off within 60 days, the loan is considered a deemed distribution that is deducted from the participant's account balance.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service ("IRS") are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions payable at December 31, 2018. Excess contributions payable were $26,448 at December 31, 2017.
Contributions
Each year, participants may elect to contribute pretax annual compensation, as defined in the Plan, subject to certain maximum limitations imposed by the IRC ($18,500 for the year ended December 31, 2018, and $18,000 for the year ended December 31, 2017). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, also subject to certain maximum limitations imposed by the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollover"). Participants direct the investment of their contributions into various investment options offered by the Plan. Under the provisions of the November 1, 2018, Plan amendment, eligible employees are automatically enrolled to contribute 3% of their salary unless a different deferral percentage is chosen or the employee opts not to defer. If a different percentage (including zero) is not chosen, the percentage will be automatically increased by 1% annually, up to a maximum of 10%.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued

Under the provisions of the Retirement Plan, the Company may make discretionary matching contributions on a percentage, not to exceed 6%, of a participant's elective deferrals. Any percentage(s) determined by the Company shall apply to all eligible persons for the entire plan year. Historically, the Company has matched 50% of the first 6% of eligible compensation deferred by a participant. The matching contributions made by the Company are matched to the funds designated by the participant. Prior to the November 1, 2018, Plan amendment, Company matching contributions were invested directly in Company common stock.
Additional profit sharing amounts may be contributed at the option of the Company's board of directors, and are also matched to funds designated by the eligible participant based upon the percentage of the participant's compensation to the total compensation of all eligible participants. No profit sharing contributions were made during the year ended December 31, 2018.
Payment of Benefits
No distributions from the Plan will be made until a participant retires, dies, becomes disabled or otherwise terminates employment with the Company, unless the requirements for an in-service distribution are met in accordance with the Plan document. The amount to be distributed is based upon the account valuation date immediately preceding the distribution. Distributions are made in cash or, if the participant elects, in the form of Company common stock plus cash for any fractional shares. As of December 31, 2018 and 2017, distributions in process were $70,855 and $65,633, respectively.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
Voting Rights
The trustee of the Plan shall vote all Company stock held by it as a part of the Plan assets. If the trustee does not timely receive voting directions from a participant or beneficiary with respect to any Company stock allocated to that participant's or beneficiary's Company stock account, the trustee shall vote such Company stock.
Participant Accounts
The Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant's account is credited with the participant's elective deferrals, the participant's rollover contributions, the Company's matching contribution, any employer discretionary profit-sharing contributions and Plan earnings, which are allocated proportionately among all participants based on their allocation election in each fund.
Vesting
Participants are fully vested in their employee contributions plus actual earnings thereon. Company contributions are vested upon a participant's reaching normal retirement age or upon an active participant's death, or under the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued

Diversification
Participants may allocate contributions, including employer matching contributions into any combination of investment options available through the Plan. Participants may re-allocate at any time with the exception of Company common stock during blackout periods. Prior to the November 1, 2018 Plan amendment, employer matching contributions were made exclusively in Company common stock. Diversification was offered to participants near retirement age that met certain other qualifications.
Forfeitures
In the case of employee termination prior to retirement, the unvested portion of their account will be forfeited and used to either reduce Company contributions or to pay plan expenses. During the year ended December 31, 2018, no forfeitures were used to reduce Company contributions or applied to the payment of administrative expenses. As of December 31, 2018 and 2017, forfeited non-vested accounts totaled $24,931 and $18,288, respectively.
Put Option
Under federal income tax regulations, employer stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations, must include a put option. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the fair market value of the stock. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash. The put option was recorded in the Company's records until May 9, 2018, at which time an initial public offering was completed and the Company’s common stock became readily tradable on the Nasdaq Global Select Market ("Nasdaq").
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan investments consist primarily of the Company’s common stock, which is exposed to various risks such as interest rate, market, and credit risks, as well as valuation assumptions based on earnings, cash flows and/or other such techniques. Due to the level of risk associated with the investment in the common stock and to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in the value of the common stock will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.
Investment Valuation and Income Recognition
The shares of Company common stock and investments in mutual funds are valued at fair value as of year end. See Note 6 for discussion of fair value measurements.
Dividend income is accrued on the ex-dividend date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the average cost method. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. Delinquent participant loans are reclassified as distributions in accordance with the provisions set forth in the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Income Taxes
Management has evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax-exempt status and has taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.
Recent Accounting Pronouncements
In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2017-06, Plan Accounting, ("ASU 2017-06"). ASU 2017-06 clarifies presentation requirements for a plan's interest in a master trust and enhances disclosure requirements of a plan's interest in a master trust. ASU 2017-06 became effective for fiscal years beginning after December 15, 2018. The Plan's management evaluated ASU 2017-06 and determined there was no impact to the disclosures required in the Plan's financial statements as the Plan does not own an interest in a master trust.
Presently, Plan management is not aware of any other changes from the FASB that will have a material impact on the Plan's present or future financial statements.
Note 3 - Plan's Tax Status
As part of the amendment in November 2018, the Plan adopted a prototype non-standardized profit sharing plan with CODA established by Principal Life Insurance Co. The prototype plan sponsor obtained a favorable opinion letter dated August 8, 2014. According to the prototype plan, the Plan’s assets are qualified pursuant to Section 401(a) of the IRC, and the Plan’s income is exempt from income taxes. Various changes related to the operation of the Plan have been made to the Plan document. The Plan has not requested a determination letter from the IRS, but the Company believes the Plan qualifies and operates as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Prior to the November 1, 2018, Plan amendment, the Plan had received a determination letter from the IRS dated February 13, 2015, stating that the Plan was qualified under the IRC and therefore the related trust was exempt from taxation. Once qualified, the Plan was required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified, and the related trust was tax-exempt as of December 31, 2017, and throughout the period prior to the November 1, 2018, Plan amendment.

Note 4 - Related Party and Party-in-Interest Transactions
The Plan held 1,149,634 and 1,151,030 shares of Origin Bancorp, Inc. common stock at December 31, 2018 and 2017, respectively, and recognized $150,611 of dividend income from this related-party investment during 2018. Participant loans held by the Plan also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules under ERISA.
Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Company.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued

Note 5 - Nonparticipant-Directed Investments

Information about the net assets relating to the nonparticipant-directed investments at December 31, 2017, is as follows:

2017
Net Assets:
Company stock	$13,472,325
Mutual funds	229,268
$13,701,593

Note 6 - Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

•	Level 1 Inputs - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date.

•
Level 2 Inputs -    Fair value is based on significant other observable inputs which are generally determined based on a single price for each financial instrument provided to the Company by an unrelated third-party pricing service and is based on one or more of the following:

–	Quoted prices for similar, but not identical, assets or liabilities in active markets;

–	Quoted prices for identical or similar assets or liabilities in markets that are not active;

–	Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and

–	Other inputs derived from or corroborated by observable market inputs

•
Level 3 Inputs -    Prices or valuation techniques that require inputs that are both significant and unobservable in the market. These instruments are valued using the best information available, some of which is internally developed, and reflects the Company's own assumptions about the risk premiums that market participants would generally require and the assumptions they would use.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. Included in mutual funds are money market mutual funds which intend to keep a constant $1 NAV. There are no redemption restrictions on money market mutual funds. The mutual funds held by the Plan are deemed to be actively traded.
Company stock: In May 2018, the Company completed its initial public offering and, as a result, changed the valuation methodology it used for Company stock. At December 31, 2018, Origin Bancorp, Inc. common stock was valued at the closing price reported on Nasdaq, the market on which it was actively traded. At December 31, 2017, Origin Bancorp, Inc. common stock was valued by an independent third party appraiser using two methods within the market approach; the transactions method and the guideline public company method. The indications of value provided by the two approaches

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued

were then weighted to derive the conclusion of value. Inputs to the valuation included public comparables, earnings multiples, tangible common equity and a discount for lack of marketability. The change in the stock valuation methodology between the two periods resulted in a transfer in the fair value hierarchy to level 1 at December 31, 2018, from level 3 at December 31, 2017.
The valuation process utilized at December 31, 2017, involved the trustee’s selection of an independent appraiser. Plan management accumulated data for the appraiser from the audited financial statements of the Company. The appraiser prepared a preliminary report which Plan management, along with the Plan trustee, reviewed in detail and approved.
The following tables summarize the Plan's assets at fair value as of December 31, 2018 and 2017:

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$19,460,187	$—	$—	$19,460,187
Investment in Company stock	39,179,540	—	—	39,179,540
Total assets at fair value	$58,639,727	$—	$—	$58,639,727

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$18,619,713	$—	$—	$18,619,713
Investment in Company stock	—	—	34,991,312	34,991,312
Total assets at fair value	$18,619,713	$—	$34,991,312	$53,611,025
The following table presents the change in fair value of the Plan's Level 3 assets for the year ended December 31, 2018.

Company Common Stock
Balance at December 31, 2017	$34,991,312
Unrealized gains	4,143,708
Transfer from Level 3 to Level 1(1)	39,135,020
Balance at December 31, 2018	$—
____________________________

(1)
The investment in Company common stock became a level 1 investment on May 8, 2018, when the shares began trading on an active exchange subsequent to the completion of the Company's initial public offering.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued

Note 7 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017, to Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$59,014,048	$54,167,614
Pending distributions	—	(65,633)
Excess contributions payable	—	26,448
Net assets available for benefits per the Form 5500	$59,014,048	$54,128,429
The following is a reconciliation of changes in net assets per the financial statements for the year ended December 31, 2018, to Form 5500:

2018
Net increase in net assets available for benefits	$4,846,434
add: 2017 pending distributions paid in 2018	65,633
less: excess contribution payable at December 31, 2017	(26,448)
Net Income per the Form 5500	$4,885,619

SUPPLEMENTAL SCHEDULE
ORIGIN BANCORP, INC. EMPLOYEE RETIREMENT PLAN EIN: 72-1192928 Plan #003 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2018

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Mutual funds of registered investment companies
	Dodge & Cox	Dodge & Cox Income	**	$4,018,836
	Vanguard	Vanguard 500 Index Admiral	**	3,015,074
	PIMCO	PIMCO Income Institutional	**	2,169,134
	Dodge & Cox	Dodge & Cox Stock	**	1,938,788
	T. Rowe Price	T. Rowe Price Blue Chip Growth I	**	1,494,174
	Vanguard	Vanguard Mid-cap Index Admiral	**	1,407,055
	Oakmark	Oakmark Fund - Institutional	**	1,257,195
	Vanguard	Vanguard Small-cap Index Admiral	**	878,305
	Dimensional Fund Advisors	DFA International Value I	**	801,208
	Vanguard	Vanguard International Growth Admiral	**	753,895
	Vanguard	Vanguard Short Term Federal Admiral	**	715,166
	The American Funds	American Funds New World R6	**	488,416
	Vanguard	Vanguard Total International Stock Index Admiral	**	267,770
	TIAA Investments	TIAA-CREF Lifestyle Conservative Institutional	**	121,558
	TIAA Investments	TIAA-CREF Lifestyle Growth Institutional	**	62,131
	TIAA Investments	TIAA-CREF Lifestyle Income Institutional	**	51,627
	TIAA Investments	TIAA-CREF Lifestyle Aggressive Growth Institutional	**	17,218
	TIAA Investments	TIAA-CREF Lifestyle Moderate Institutional	**	1,556
	Vanguard	Vanguard Real Estate Index Admiral	**	1,081
*	Notes receivable from participants	0-15 years maturity; Interest from 4.25% to 6.50%	**	372,321
*	Origin Bancorp, Inc. Common Stock	1,149,634 shares of common stock; $5 par	**	39,179,540
				$59,012,048
*    Party-in-interest as defined by ERISA
**     Cost omitted for participant directed investments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Origin Bancorp, Inc. Employee Retirement Plan

Date: June 25, 2019	By:	/s/ Stephen H. Brolly
Stephen H. Brolly, Member, Retirement Plan Committee

/s/ Linda W. Tuten
Linda W. Tuten, Member, Retirement Plan Committee

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm